FOR IMMEDIATE RELEASE


Merrimac Reports Restructuring and Loss; Announces Stock Repurchase Program


West Caldwell, New Jersey, November 1, 1996: Merrimac Industries, Inc. notes that for the nine months ended September 28, 1996, which was a period comprised of 39 weeks, sales were $10,111,000, a decline of $773,000 or 7.1%, from the sales for the comparable nine months of 1995, which was comprised of 40 weeks, with sales of $10,884,000. An accounting change in the quarterly composition from 16 weeks in 1995 to 13 weeks in 1996 exacerbated comparison between the third quarters of 1996 and 1995 and contributed to most of the reported decline in revenue from $4,355,000 to $2,998,000. Same-week sales for the 16 weeks ended October 5, 1996 were $4,175,000, a decline of 4.1% when compared to the prior year.

The restructuring of engineering responsibilities and its attendant re-focus of product lines impacted the valuation of inventories. A review of inventories, certain intangibles arising from acquired product designs, a non-compete agreement, and deferred compensation for a retiring senior officer resulted in aggregate charges of $1,822,000, and charges net of tax benefits of $1,093,000 or $.70 per share, to operations in the third quarter of 1996. The restructuring charge combined with non-recurring administrative costs of $400,000 for the third quarter and $800,000 for the first nine months of 1996 for marketing studies, extensive employee (TQM) training, ISO-9001 Certification and the start-up of the new Costa Rican manufacturing facility impacted operating results negatively, but will enable the Company to adapt to new growth strategies for the future.

Net loss after the restructuring charge and the credit for income taxes was $1,139,000 or $.73 per share for the third quarter and $574,000 or $.36 per share for the first nine months of 1996. Net income and per share amounts were $469,000 and $.26 and $1,199, 000 and $.68 for the third quarter and first nine months of 1995, respectively.

Backlog has firmed at $6.8 million, up 20% over year-end 1995. The bulk of the numerous small and developmental orders which had choked production capacity have been processed during this quarter. The Company's new market-driven philosophy of judiciously accepting development orders which have a high probability of follow-up production work is expected to increase the return on its engineering resources in 1997. Efforts to expedite deliveries and increase production work-flow are underway.


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Merrimac Reports Restructuring and Loss; Announces Stock Repurchase Program
November 1, 1996
Page 2


As part of a new open-market stock repurchase program, the Company has been authorized to purchase up to 100,000 shares, from time-to-time depending on market conditions, in contemplation of establishing a stock bonus plan. The Company is also formulating a plan involving treasury shares to be reserved in connection with an employee performance option program for wide distribution to middle management and plant employees throughout Merrimac. The options will be exercisable only if the Company achieves specific sales and/or profitability targets.

Merrimac Industries, Inc. located in West Caldwell, NJ employs 130 in the design and manufacture of high-performance components for communications, defense and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.

Contact:  Eugene W. Niemiec, President and CEO  - Telephone:  201-575-1300


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                            MERRIMAC INDUSTRIES, INC.
                  SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                      Quarter Ended
                                                 --------------------------
                                                 Sept. 28,         Oct. 07,
                                                   1996              1995
                                                ----------        ---------
                                                 13 Weeks          16 Weeks
                                                ----------        ---------

Net sales..............................         $ 2,998,000     $ 4,355,000
Income (loss) before income taxes
 (A)...................................          (1,843,000)        724,000
Provision (credit) for income
 taxes (A).............................            (704,000)        255,000
Net income (loss) (A)..................          (1,139,000)        469,000

Net income (Loss per common share
 (A)...................................              $ (.73)           $.26

Weighted average common
shares outstanding.....................           1,565,000       1,770,000


                                                       Nine Months
                                                 -------------------------
                                                 Sept. 28,        Oct. 07,
                                                   1996             1995
                                                 ----------       ---------
                                                  39 Weeks        40 Weeks
                                                 ----------       ---------

Net sales..............................         $10,111,000     $10,884,000

Income (loss) before income taxes
 (A)...................................           (984,000)       1,870,000
Provision (credit) for income
 taxes (A).............................           (410,000)         671,000
Net income (loss) (A)..................           (574,000)       1,199,000

Net income (loss) per common share
 (A)...................................              $(.36)            $.68

Weighted average common
 shares outstanding....................           1,595,000       1,765,000




(A) Includes the effects of a restructuring charge of $1,822,000 ($1,093,000 net of related tax benefits or $.70 per share) in 1996.